Exhibit 12.1

INTEL CORPORATION

STATEMENT SETTING FORTH THE COMPUTATION

OF RATIOS OF EARNINGS TO FIXED CHARGES

(in millions)

	Three Months Ended
	April 2, 2005	March 27, 2004
Income before taxes	$3,151	$2,544

Add fixed charges	16	28

Income before taxes and fixed charges	$3,167	$2,572

Fixed charges:
Interest	$2	$18
Estimated interest component of rental expense	14	10

Total	$16	$28

Ratio of earnings before taxes and fixed charges, to fixed charges	198	92